650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

June 22, 2018

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Jeffrey Gabor
Mary Beth Breslin
Lisa Vanjoske
Mark Brunhofer

Re:	Allakos Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted on May 18, 2018
CIK No. 0001564824

Ladies and Gentlemen:

On behalf of our client, Allakos Inc. (“Allakos” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 7, 2018 (the “Comment Letter”), relating to the above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement. For the Staff’s reference, we have included both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on May 18, 2018.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page of the revised draft of the Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form S-1

Prospectus Summary

Overview, page 1

1.	We note your revision in response to prior comment 1. Given the prominence of the graphic on page 1, the revised graphic does not sufficiently distinguish which indications you are currently pursuing. Please remove the indications you are not pursuing from the prominent graphic on page 1, or revise to more clearly distinguish the indications you are currently pursuing from those you are not.

AUSTIN    BEIJING    BOSTON    BRUSSELS    HONG KONG    LOS ANGELES    NEW YORK    PALO ALTO

SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

Securities and Exchange Commission

June 22, 2018

The Company respectfully acknowledges the Staff’s comment and in response to such comment, the Company has revised the note to Figure A on page 1 of the Registration Statement to further clarify that the indications in bold in Figure A are those on which the Company is focusing its development efforts and that the Company is evaluating additional indications for future development. The Company also revised Figure A to visually more clearly distinguish between these two groups of indications.

2.	We note your response to prior comment 2 and your revised disclosure that your “wholly owned monoclonal antibody has...improved patient symptoms....” However, in light of the nature and function of your product candidate, this language regarding improved patient symptoms continues to suggest that AK002 is likely to be found to be effective for purposes of regulatory approval. Please revise to clarify how and what kind of information regarding patient symptoms was gathered from participants in your Phase 1 trial and consider presenting this information in the aggregate without drawing the conclusion that the product was found or is likely to be found to be effective.

The Company respectfully acknowledges the Staff’s comment and in response to such comment, the Company has revised the disclosures on pages 1, 73 and 89 of the Registration Statement to clarify that AK002 has demonstrated pharmacodynamic activity in both of the Company’s completed Phase 1 trials, and in the single ascending dose Phase 1 trial involving patients with indolent systemic mastocytosis (“ISM”), patients reported improvements in their symptoms. In addition, the Company respectfully advises the Staff that the description of symptom improvements reported by patients in the Company’s single ascending dose Phase 1 trial involving patients with ISM is set forth on pages 7 and 98-99 of the Registration Statement, and that the Company has revised the disclosure on pages 7 and 98 of the Registration Statement to clarify that such improvement in symptoms was reported by the patients in the trial to the study investigators.

AK002 Clinical Development Plan, page 4

3.	We note your response to prior comment 3. It appears from your disclosure regarding the results of the Phase 1 trial for patients with EG that there were secondary endpoints for which you did not describe the results. For this and your other trials, please expand to provide a specific description of these endpoints, how they were or will be measured, whether they were met with statistical significance and whether any serious adverse events were reported. Also, where you describe results of the Phase 1 trial involving patients with ISM, disclose that the protocol was not designed to show observed results with statistical significance.

The Company respectfully acknowledges the Staff’s comment and in response to such comment, the Company has revised the disclosures on pages 6, 7, 8, 97, 98, 100 and 101 of the Registration Statement to more specifically identify and describe the secondary endpoints of its clinical trials and, on pages 5, 7, 95 and 98 of the Registration Statement, the results of such secondary endpoints in the Company’s two completed Phase 1 trials. The Company also revised the disclosures on pages 7, 8, 99, 100 and 101 of the Registration Statement to disclose that its Phase 1 trial involving patients with ISM and its other trials that are open-label observational studies are not designed to show statistical significance. Finally, the Company respectfully advises the Staff that on pages 5-6 and 95-96 of the Registration Statement it has disclosed the one serious adverse event that occurred during its Phase 1 healthy volunteer trial and that no other serious adverse events have been reported to date in any of the Company’s clinical trials.

* * * *

Securities and Exchange Commission

June 22, 2018

Please direct any questions with respect to this confidential submission to me at (650) 849-3223 or tjeffries@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Tony Jeffries

Tony Jeffries

cc:	Robert Alexander, Ph.D., Allakos Inc.

Adam Tomasi, Ph.D., Allakos Inc.

Jennifer Knapp, Wilson Sonsini Goodrich & Rosati, P.C.

Lance Brady, Wilson Sonsini Goodrich & Rosati, P.C.

Alan F. Denenberg, Davis Polk & Wardwell LLP

Jeffrey Lau, Davis Polk & Wardwell LLP